January 19, 2007

VIA EDGAR

Cecilia D. Blye, Chief
Office of Global Security Risk
  Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-5546

Re:	Companhia de Bebidas das Américas - AmBev
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed August 23, 2006
File No. 1-15194

Dear Ms. Blye:

          This is in response to your comment letter dated December 19, 2006 in which you seek supplemental information relating to our disclosure concerning our contacts with Cuba.

          To facilitate your review, we have reproduced your comment in italics below and have provided our response immediately following your comment.  Capitalized terms used herein without definition have the meanings given them in our annual report on Form 20-F for the year-ended December 31, 2005.

Comment:

We note the disclosure on pages 37, 90, and 112 of your Form 20-F that you have entered into a cross-licensing agreement pursuant to which InBev, which owns the majority of your outstanding common shares, has the right to distribute beer under the Brahma brand in Cuba.  We also note information on InBev’s website indicating that, at December 31, 2005, InBev, was the No. 2 beer distributor in Cuba, with 35.6% of market share, and had one plant in Cuba.

Ms. Cecilia D. Blye
January 19, 2007

Cuba is identified as a state sponsor of terrorism by the U.S. State Department and is subject to U.S. asset controls and export controls.  Please advise us whether InBev has begun to produce and distribute Brahma beer in Cuba.  Discuss the materiality to you of InBev’s Cuba-related operations, and whether those operations constitute an investment risk for your security holders.  Address materiality in terms of relevant quantitative factors, including any revenues derived from InBev.  Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact on your reputation and share value of your affiliation with a company that operates in a country identified as a terrorist-sponsoring state.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism.  The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism.  The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries.  Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

Response:

          Under the March 2005 cross-licensing agreement between the Company and InBev, the Company granted InBev the exclusive right to produce and distribute Brahma beer in Europe, Asia, the United States and Cuba.  To date, InBev has not begun to produce or distribute Brahma beer in Cuba and, consequently, the Company has not earned any royalties from its license to InBev for the production and distribution of Brahma beer in Cuba.  In addition, the Company does not invest in any facilities or other assets in Cuba and does not otherwise derive income from that country.  Therefore, any disruption in this licensing arrangement with respect to Cuba would not have material impact on the Company’s financial condition or its results of operations.

          Further, we believe that none of the state laws cited in your letter alters the materiality analysis with respect to Company’s licensing agreement with InBev.

          Based on the advice of outside counsel, we understand that the Louisiana legislation referenced in your letter, which we believe to be what is titled in Louisiana as “Act 9” (formerly HR 658) and which authorizes but does not require divestiture in certain circumstances, does not apply to the Company since Cuba is not listed in the Act’s definition of the term “prohibited nation.”

Ms. Cecilia D. Blye
January 19, 2007

          With respect to the Arizona legislation referenced in your letter, which we believe to be Arizona Revised Statute § 35-319, we note, based on the advice of outside counsel, that this law only requires that the state treasurer submit an annual report to the senate finance committee and the house of representatives government and retirement committee, or their successor committees, on the “economic impact of global security risks of investments of state monies,” including a list of companies that are held in portfolio by the state treasurer that have or that are reasonably known by the state treasurer to have business activities in or with countries identified as those countries currently designated pursuant to section 6(j) of the Export Administration Act (which includes Cuba) as supporting international terrorism; a summary description of the business activities of those companies; the total amount invested in each company, and an assessment by the state treasurer based on the prudent investor rule of the level of the global security risk attributable to the investments.

          AmBev understands, based on the advice of outside counsel, that the Pennsylvania legislation referenced in your letter, which we believe to be House Resolution 263, was enacted in May 2003.  Specifically, we understand that the resolution directed the Pennsylvania Legislative Budget and Finance Committee to study the global security risk assessment of the State Employees’ Retirement Fund, the Public School Employees’ Retirement Fund and the State Treasury, with particular emphasis on funds that hold in their portfolio companies involved in the introduction or construction of advanced technologies or equipment in terrorism-sponsoring countries.  While the 2003 resolution required annual reports and communications with companies doing business in countries that sponsor terrorism, we are not aware of any adverse action taken with respect to any investment in the Company by the State of Pennsylvania in the three and one-half years since this provision was enacted.

          AmBev assumes that the Florida law cited in your letter is Florida statute 517.075, which as been in effect since 1992.  That law requires companies that are selling securities in Florida to disclose in the prospectus for the sale of those securities in Florida, their business activities in Cuba.  The Company is not currently engaged in the distribution of its securities in Florida.

          We understand, based on advice of outside counsel, that the Missouri Investment Trust (“MIT”) investment screening policy referenced in your letter is, as your letter states, intended to screen out companies that “do business with” U.S.-designated state sponsors of terrorism, not companies that merely license the sale of consumer products to consumers in those countries.  Specifically, the MIT policy prohibits investments in companies that are “known to sponsor terrorism or aid the government in countries that are known to sponsor terrorism.”  It further states that screening process used to implement this policy is to identify “entities that are reasonably known to be operating directly with the government or a government-controlled agency in sanctioned nations listed by the U.S. government; and the identification of entities engaged in the sponsorship of international or domestic terrorism.”  (Emphasis added.)  Notably, a Wall Street Journal article authored on December 14, 2006 authored by the Missouri State Treasurer, who is responsible for the program, suggests that no company doing business in Cuba has been screened pursuant to the policy.  See http://www.opinionjournal.com/cc/?id=110009382.

Ms. Cecilia D. Blye
January 19, 2007

          The Company does not believe that the licensing of a brand of beer (or any subsequent production, distribution, and sale of beer under such a license) to consumers can reasonably be defined as aiding or operating directly with the Cuban Government.  Therefore, it does not believe that the Missouri statute has any bearing on investment decisions regarding the Company.

          Each of these state statutes identifies, or permits investors to identify, companies in which they have invested or may invest which are conducting business in countries identified as state sponsors of terrorism.  The Company, however, is not aiding terrorist list governments in the development of advanced technologies, equipment, or infrastructure, but rather has licensed to InBev the right to produce and distribute a brand of beer in Cuba.  Thus, the risks that might be associated with heavy investments by companies in technology, equipment, or infrastructure in terrorist supporting countries simply are not present here.

          Consequently, we do not believe that our contact with Cuba, in light the nature and limited extent of that contact through our licensing arrangement with InBev, nor our affiliation with InBev, which has carried on a beer business in Cuba, will have a material affect on the Company’s share value or its reputation.

          In connection with responding to your comment letter, the Company acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the U.S. Securities Exchange Act of 1934;

(ii)

Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We believe this letter addresses the supplemental information you requested in your letter dated December 19, 2006.  If you have additional questions or comments, please do not hesitate to contact Graham Staley at +55 11 2122-1428, or Pedro Mariani at +55 11 2122-1374, or by fax at +55 11 2122-1529.

Very truly yours,

Companhia de Bebidas das Américas—AmBev

By:	/s/ Pedro de Abreu Mariani

Name:	Pedro de Abreu Mariani
Title:	Officer

By:

Name:
Title:

cc:	Christopher Owings
Assistant Director
Division of Corporation Finance

Mara Ransom
Legal Branch Chief
Division of Corporation Finance

Pradip Bhaumik
Attorney-Advisor

J. Alan Bannister
Gibson, Dunn & Crutcher

Kevin Kelley
Gibson, Dunn & Crutcher

Brian Lane
Gibson, Dunn & Crutcher LLP